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                      March 4, 2024

       Axel Merk
       President and Chief Investment Officer
       VanEck Merk Gold Trust
       c/o Merk Investments LLC
       1150 Chesnut Street
       Menlo Park, California 94025

                                                        Re: VanEck Merk Gold
Trust
                                                            Forms 10-K and
10-K/A for the Fiscal Year Ended January 31, 2023
                                                            File No. 001-36459

       Dear Axel Merk:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Crypto Assets